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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Drug Royalty Corporation Inc.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Cambridge Antibody Technology Group PLC
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

James R. Webster, President
Drug Royalty Corporation Inc., 8 King Street Suite 202
Toronto, Canada M5C 1B5
(416) 863-1865
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 4, 2002
(Date Tender Offer/Rights Offering Commenced)

/s/ John Aston

(Signature)

Financial Director

(Name and Title)

March 15, 2002

(Date)

INDEX TO DOCUMENTS

CAT

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

OFFER FOR DRUG ROYALTY CORPORATION INC.

14th March 2002

Dear DRC Shareholder,

On 1 February 2002, Cambridge Antibody Technology Group plc ("CAT") made an offer by way of takeover bid for all of the outstanding common shares of Drug Royalty Corporation Inc. ("DRC") (including common shares issuable upon the exercise of outstanding options) (the "Offer").

At the time of the Offer, CAT sent out various documents to DRC shareholders including the Offer to Purchase and Circular, the Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery (together the "Offer Documents"). CAT also sent a document, similar to a long form prospectus in Canada, called Listing Particulars to DRC shareholders as it was required to do by the United Kingdom securities regulator (the "UK Listing Authority").

Enclosed with this letter is a document, which is supplementary to, and should be read in conjunction with, the Listing Particulars, called Supplementary Listing Particulars. The UK Listing Authority requires CAT to send the Supplementary Listing Particulars to DRC shareholders who received the Offer Documents. Please note that the Supplementary Listing Particulars are provided for your information only and are not Offer Documents.

In addition the UK Companies Act 1985 requires an independent accountant to prepare a valuation of the consideration for any allotment of ordinary shares in CAT under the Offer and for this to be delivered to the persons who receive such shares. The valuation, which has been prepared by W. H. Payne & Co., accompanies this letter.

Finally, as we announced on 12 March, 2002, we have extended our Offer to 9:00 p.m. (EST) on Wednesday, 27 March, 2002 and varied the Conditions to the Offer set out in section 2 of the Offer to Purchase by deleting the condition in paragraph (j) that requires that the board of directors of DRC shall not have withdrawn any recommendation made by it that DRC shareholders accept the Offer or issued a recommendation that DRC shareholders not accept the Offer. Enclosed with this letter is a Notice of Extension and Variation of our Offer which provides you with more information regarding these changes.

Yours sincerely,

Peter Garland

Peter Garland
Chairman
Cambridge Antibody Technology Group plc

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada or the United States has passed upon the fairness or merits of the offer contained in this document, the merits of the securities offered pursuant to such offer or the adequacy of the information contained in this document and any representation to the contrary is unlawful.

CaT

NOTICE OF EXTENSION AND VARIATION

of the

OFFER TO PURCHASE

all of the outstanding common shares of

DRUG ROYALTY CORPORATION INC.

by CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc

through its wholly-owned subsidiary

3982904 CANADA INC.

On March 12, 2002, Cambridge Antibody Technology Group plc announced that it had extended and varied its offer to purchase (the "Offer"), through its wholly-owned subsidiary 3982904 Canada Inc., all of the outstanding common shares (the "DRC Shares") of Drug Royalty Corporation Inc. ("DRC"), including DRC Shares issuable upon the exercise of outstanding options to purchase DRC Shares, by extending the time during which the Offer is to be open for acceptance until 9:00 p.m. (EST) on March 27, 2002 and varying the conditions of the Offer.

The Offer will continue to be open for acceptance until 9:00 p.m. (EST) on March 27, 2002, unless the Offer is withdrawn or extended.

Shareholders of DRC ("Shareholders") who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on **blue** paper) previously provided or a manually signed facsimile thereof and deposit it, together with the certificates representing their DRC Shares, at one of the offices of Computershare Trust Company of Canada (the "Depositary") in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery, using the Notice of Guaranteed Delivery (printed on **yellow** paper) previously provided or a manually signed facsimile thereof.

Questions and requests for assistance may be directed to the Dealer Manager or to the Depositary for the Offer. Additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its Toronto office specified on the back page of this document.

The Dealer Manager for the Offer is:

Merrill Lynch Canada Inc.

BCE Place
181 Bay Street, Suite 400
Toronto, Ontario M5J 2V8
Telephone: (416) 369-7694
Facsimile: (416) 369-2793
Attention: Jason Menard

March 14, 2002

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Offer is made for the securities of a Canadian company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Offer documents have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since CAT and the Offeror are located in a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

U.S. resident shareholders should be aware that acceptance of the Offer may have tax consequences both in the United States and in Canada.

The CAT Shares and CAT ADSs offered in the Offer have not been and will not be registered under the U.S. Securities Act of 1933. For a discussion of U.S. securities law matters, please refer to "Regulatory Matters — *Securities Law Matters*" in the Circular.

NOTICE OF EXTENSION AND VARIATION

March 14, 2002

TO: HOLDERS OF COMMON SHARES OF DRUG ROYALTY CORPORATION INC.

By Notice to the Depositary, 3982904 Canada Inc. (the "Offeror"), a wholly-owned subsidiary of Cambridge Antibody Technology Group plc ("CAT"), has varied and extended its offer to purchase all of the outstanding common shares (the "DRC Shares") of Drug Royalty Corporation Inc. ("DRC") including DRC Shares issuable upon the exercise of outstanding options to purchase DRC Shares.

The Offer will be open for acceptance until 9:00 p.m. (EST) on March 27, 2002, unless withdrawn or extended at the Offeror's sole discretion.

Except as otherwise set forth in this Notice of Extension and Variation, the terms and conditions previously set forth in the Offer and Circular dated February 1, 2002 (the "Original Offer") continue to be applicable in all respects and this Notice of Extension and Variation should be read in conjunction with the Original Offer. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Original Offer. The term "Offer" means the Original Offer, as amended by this Notice of Extension and Variation. All dollar references herein refer to Canadian dollars, unless otherwise indicated.

1. Extension of the Offer

The Offeror has varied the Original Offer by extending the Expiry Date for the Offer from March 12, 2002 to March 27, 2002, unless the Offeror further extends the period during which the Offer is open for acceptance pursuant to Section 6 of the Original Offer, "Extensions, Variations and Changes to the Offer". Accordingly, the definition of "Expiry Date" in the Original Offer is amended to read as follows:

> **"Expiry Date"** means March 27, 2002 or such later date as is set out in a notice of extension of the Offeror extending the period during which DRC Shares may be deposited to the Offer as provided in Section 6 of the Original Offer, "Extensions, Variations and Changes to the Offer"; provided that, if such day is not a business day, then the Expiry Date shall be the next business day.

2. Variation to the Conditions

The Offeror has varied Section 2 of the Original Offer, "Conditions to the Offer", by deleting the condition in paragraph (j) that requires that the board of directors of DRC shall not have withdrawn any recommendation made by it that Shareholders accept the Offer or issued a recommendation that Shareholders not accept the Offer. All other conditions contained in Section 2 of the Original Offer remain unchanged.

3. Right to Withdraw Deposited DRC Shares

Shareholders have the right to withdraw DRC Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 7 of the Original Offer, "Right to Withdraw Deposited DRC Shares". As a result of this Notice of Extension and Variation, DRC Shares deposited pursuant to the Offer may be withdrawn by or on behalf of the depositing Shareholders at any time prior to 9:00 p.m. (EST) on the Expiry Date.

4. Payment for Deposited DRC Shares

Upon the terms and subject to the conditions of the Offer, the Offeror will take up the DRC Shares validly deposited under the Offer (and not withdrawn pursuant to Section 7 of the Original Offer) not later than 10 days after the Expiry Date and will pay for the DRC Shares taken up as soon as possible, but in any event not later than three business days after taking up the DRC Shares.

5. Recent Developments

On March 8, 2002, DRC and Inwest Investments Ltd. ("Inwest") jointly announced that they had entered into a definitive agreement pursuant to which a subsidiary of Inwest will make an offer by way of a take-over bid for all the issued shares of DRC at a price of $3.05 cash per DRC Share (the "Inwest Offer"). DRC's board of directors has withdrawn its recommendation of CAT's Offer and has recommended that Shareholders accept the Inwest Offer. The Inwest Offer is expected to be mailed on or before March 25, 2002. A number of events occurred leading up to and subsequent to the announcement of the Inwest Offer:

- On February 22, 2002 CAT received notice from DRC, in accordance with the Support Agreement, that DRC had received a proposal from Inwest that they were interested in making a cash offer for all of the shares of DRC which Inwest expected to be at a price per DRC Share in excess of $3.00 cash. On the same day, CAT was provided with a copy of a confidentiality and standstill agreement between Inwest and DRC permitting Inwest, among other things, to commence its due diligence.

- On March 1, 2002 CAT received a letter from DRC, in accordance with the terms of the Support Agreement, setting out the details of many of the terms pursuant to which Inwest was intending to make an offer for the DRC Shares.

- On March 5, 2002 CAT received a copy of a support agreement signed by Inwest that Inwest had submitted to DRC as a proposal for an offer. Under the terms of the Support Agreement between DRC and CAT, CAT had a right to match any superior proposal received by DRC. The right to match gave CAT three business days to amend the Offer by offering at least the equivalent financial value to that of the Inwest Offer. On the same day, each of DRC and Inwest issued a press release announcing the Inwest Offer.

- In the afternoon of March 8, 2002, the CAT Share Exchange Ratio was determined to be 0.095 and was announced by CAT and the Offeror, all in accordance with the terms of the Offer. The announcement also confirmed that the Offeror would pay the Top Up Amount and the Additional Top Up Amount entirely in CAT Shares (or CAT ADSs, if a Shareholder has elected the CAT ADS Option) and that the Maximum Share Condition in the Offer had been fulfilled. Later on March 8, 2002, CAT gave notice to DRC that it was not intending to amend the Original Offer.

- In the evening of March 8, 2002, DRC's board concluded that the Inwest Offer was superior to the CAT Offer and issued a press release stating that it had changed its recommendation of the CAT Offer and considered the Inwest Offer to be superior. DRC also announced that it had entered into an agreement to support the Inwest Offer. DRC gave notice to CAT that it had terminated the Support Agreement with CAT in accordance with it terms.

- On March 11, 2002 CAT received notice from the Locked Up Shareholders that they had terminated the Lock-Up Agreement in accordance with its terms and that they intended to withdraw their DRC Shares which had been deposited to the Offer in accordance with the terms of the Lock-Up Agreement.

- On March 12, 2002 DRC announced that the Locked-Up Shareholders had entered into a lock up agreement with Inwest pursuant to which they have agreed to deposit their DRC Shares to the Inwest Offer.

- In the afternoon of March 12, 2002 in accordance with the terms of the Offer, CAT delivered a written notice of extension and variation to the Depositary extending the Offer to March 27, 2002 and varying the conditions to the Offer, all as more fully described above in this Notice. CAT issued a press release announcing the extension and variation.

6. CAT Share Exchange Ratio

As noted above, on March 8, 2002 CAT and the Offeror announced the determination of the CAT Share Exchange Ratio as required by the terms of the Offer. CAT and the Offeror further announced that the Offeror would pay the Top Up Amount and the Additional Top Up Amount entirely in CAT Shares (or CAT ADSs, if a

Shareholder has elected the CAT ADS Option) and that the Maximum Share Condition in the Offer had therefore been fulfilled.

The CAT Share Exchange Ratio was determined to be 0.095. Taking into account the Top Up Amount and the Additional Top Up Amount, Shareholders will therefore be entitled to receive 0.095 CAT Shares (or CAT ADSs, if a Shareholder has elected the CAT ADS Option) for each DRC Share tendered to the Offer.

7. Amendments to Original Offer

The Original Offer shall be read as amended in order to give effect to the specified amendments set forth in this Notice of Extension and Variation.

8. Shareholders' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides security holders of DRC with, in addition to any other rights they may have at law, rights for rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

9. Overseas Shareholders

The Offer is not being made to, or directed at, nor is this Notice being mailed to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. In particular, the Offer is not being made to, and this Notice of Extension and Variation is not being directed at, persons in the United Kingdom, nor should such persons take any action in connection therewith. The Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction. See Section 12 of the Original Offer, "Other Terms of the Offer".

APPROVAL AND CERTIFICATE OF THE OFFEROR

The contents of the Notice of Extension and Variation have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by, the Board of Directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated: March 14, 2002

(Signed) JOHN ASTON
President

(Signed) DIANE MELLETT
Secretary

On behalf of the Board of Directors

(Signed) JOHN ASTON
Director

(Signed) JOHN KAZANJIAN
Director

APPROVAL AND CERTIFICATE OF CAT

The contents of the Notice of Extension and Variation have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by, the Board of Directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated: March 14, 2002

(Signed) DAVID CHISWELL
Chief Executive Officer

(Signed) JOHN ASTON
Finance Director

On behalf of the Board of Directors

(Signed) PETER GARLAND
Director

(Signed) PAUL NICHOLSON
Director

7

The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY OF CANADA

For Delivery by Mail, by Courier or by Hand

100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Telephone: (416) 981-9633
Facsimile: (416) 981-9800

Toll Free: 1-800-663-9097

e-mail: caregistryinfo@computershare.com

The Dealer Manager for the Offer is:

MERRILL LYNCH CANADA INC.

BCE Place
181 Bay Street, Suite 400
Toronto, Ontario
M5J 2V8

Telephone: (416) 369-7694
Facsimile: (416) 369-2793

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the content of this document or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your DRC shares, please send this document, together with the accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Merrill Lynch International is acting as financial adviser and sponsor to CAT and for no one else in connection with the Offer and the proposed listing of New Ordinary Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities and will not be responsible to anyone other than CAT for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Offer or for advising any such person on the contents of this document or any transaction or agreement referred to herein.

CaT

Cambridge Antibody Technology Group plc

(Incorporated and registered In England and Wales under the Companies Act 1985 with registered number 3234033)

Supplementary Listing Particulars relating to the issue of up to 4,183,672 new ordinary shares of 10 pence each in CAT in connection with the offer by 3982904 Canada Inc. (a wholly owned subsidiary of Cambridge Antibody Technology Group plc) for Drug Royalty Corporation Inc.

Sponsored by Merrill Lynch International

A copy of this document, which comprises supplementary listing particulars relating to CAT and the New Ordinary Shares and has been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act.

Applications have been made to the Financial Services Authority in its capacity as UK Listing Authority and the London Stock Exchange for the New Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities respectively. It is expected that Admission will become effective and dealings in the New Ordinary Shares will commence at 8.00 a.m. (London time) on the second business day following the Expiry Date. It is expected that dealings will commence on NASDAQ in the New ADSs at 9.30 a.m. (EST) on the second business day following the Expiry Date. Neither the New Ordinary Shares nor the New ADSs will be made generally available to the public in the United Kingdom or the United States.

The distribution of the New Ordinary Shares and New ADSs under the Offer is being made pursuant to statutory exemptions from the prospectus qualifications and dealer registration requirements under applicable Canadian securities laws and, in certain provinces where such statutory exemptions are not available, the Offeror has applied for exemptive relief from such requirements. The New Ordinary Shares and New ADSs to be issued have not been, and will not be, qualified for sale under the securities laws of any jurisdiction in Australia, Japan or the Republic of Ireland. The offer and sale of the New Ordinary Shares and the New ADSs under the Offer in the United States is being made pursuant to an exemption from the registration requirements under the US Securities Act of 1933, as amended, and the New Ordinary Shares and the New ADSs are not being qualified for sale under the laws of any state of the United States pursuant to exemptions from such requirement. Neither the US Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this document is truthful or complete and any representation to the contrary is a criminal offence in the United States. No prospectus in relation to the New Ordinary Shares has been lodged with, nor has the offer or sale of the New Ordinary Shares been registered by, the Australian Securities & Investments Commission or any securities authority in Japan or the Republic of Ireland. Accordingly, the New Ordinary Shares may not be offered, sold or delivered, directly or indirectly, in or into Australia, Japan or the Republic of Ireland or any other jurisdiction in which the issue of New Ordinary Shares would constitute a violation of relevant laws or require registration thereof, except pursuant to an exemption from the applicable requirements of such jurisdictions. Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this document and the accompanying documents to any jurisdiction outside the UK should seek appropriate advice before taking any action.

Prospective investors should rely only on the information contained in these Supplementary Listing Particulars, the Listing Particulars and the Offer Documents. No person has been authorised to give any information or make any representations other than as contained in these Supplementary Listing Particulars, the Listing Particulars and the Offer Documents and, if given or made, such information or representations must not be relied on as having been so authorised. Neither the delivery of these Supplementary Listing Particulars nor any issue made under these Supplementary Listing Particulars or the Listing Particulars shall, under any circumstances, create any implication that there has been no change in the affairs of CAT since, or that the information contained herein is correct as of any time subsequent to, the date of these Supplementary Listing Particulars.

Forward-looking statements

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: These Supplementary Listing Particulars contain statements about the Company that are forward-looking statements. All statements other than statements of historical facts included in these Supplementary Listing Particulars may be forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Certain factors that could cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements include: market conditions, the Company's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.

Definitions

Words and expressions defined in the listing particulars issued by the Company, dated and published on 1 February 2002 (the "Listing Particulars") have the same meaning when used in this document, except where otherwise stated, and unless the context requires otherwise or as stated below:

"Proposed Director" .... means Peter Chambré, who has been appointed as the Company's new Chief Executive Officer with effect from early April.

Introduction

This document is supplemental to and should be read in conjunction with the Listing Particulars. It updates and adds to certain information set out in the Listing Particulars to reflect the determination of the Share Exchange Ratio, the composition of the Top Up Amount, the Company's election to pay, and the composition of, the Additional Top Up Amount, the maximum number of New Ordinary Shares that the Company could be obliged to issue in connection with the Offer and also the termination of the Support Agreement by DRC.

Responsibility

The Directors of the Company, whose names appear in paragraph 2 of Part VI of the Listing Particulars, and the Proposed Director accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Proposed Director (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Share Exchange Ratio, Top Up Amount and Additional Top Up Amount

On 8 March 2002, being the fourth day immediately prior to the Initial Expiry Date, the Company announced that the Share Exchange Ratio to be used in connection with the Offer is 0.095. The Share Exchange Ratio was calculated in accordance with the terms of the Offer contained in the Offer Documents.

The Company has elected to pay the Top Up Amount and the Additional Top Up Amount in New Ordinary Shares or New ADSs and, as such, each DRC Share tendered to be Offer will be exchanged for 0.095 New Ordinary Shares (or New ADSs if the ADS Option was chosen).

Number of New Ordinary Shares to be issued pursuant to the Offer

The Listing Particulars stated that up to 3,658,386 New Ordinary Shares would be required to be issued pursuant to the Offer. This was based upon the assumptions that the Offer would be accepted in full and that the Share Exchange Ratio would not exceed 0.087. Based upon the new facts set out above and assuming full acceptance of the Offer, the Company believes that up to a maximum of 4,183,672 New Ordinary Shares will be required to be issued pursuant to the Offer.

Competing Offer

On 5 March 2002 DRC announced that it had received an unsolicited cash offer of C$3.05 per DRC Share from a wholly-owned subsidiary of Inwest Investments Ltd. ("Inwest") (the "Competing Offer").

The Company and CAT Canada have elected not to deliver an amended Offer to DRC in response to the Competing Offer.

DRC has provided notice to CAT and CAT Canada that the Support Agreement has been terminated by DRC in accordance with its terms. The board of directors of DRC has withdrawn its recommendation of the Offer and has recommended the Competing Offer.

As a result of the termination of the Support Agreement the DRC Shareholders, holding approximately 30 per cent. of the DRC Shares, who have deposited their DRC Shares to the Offer pursuant to the terms of the lock up agreement, will be entitled to terminate the lock up agreement and withdraw their DRC Shares.

General

Save as disclosed in this document, there has been no significant change and no significant new matter has arisen in relation to the Group since publication of the Listing Particulars.

Availability of documents

Copies of each of the documents referred to in paragraph 15 of Part VI of the Listing Particulars, together with a copy of this document, will also be on display as described in such paragraph while the Offer remains open for acceptance.

Copies of this document are available to the public for collection (during normal business hours) on request, free of charge, for 14 days from and including 12 March 2002 from the Company's registered office at The Science Park, Melbourn, Cambridgeshire SG8 6JJ.

Dated: 11 March 2002

WH PAYNE & Co
CHARTERED ACCOUNTANTS

OUR REF:

YOUR REF:

11 March 2002

PRIVATE & CONFIDENTIAL

The Board of Directors
Cambridge Antibody Technology Group plc
The Science Park
Melbourn
Cambridgeshire SG8 6JJ

Dear Sirs,

Independent Accountants' Report to Cambridge Antibody Technology Group plc ("CAT") for the purposes of Section 103(1) of the Companies Act 1985

In accordance with Section 103 of the Companies Act 1985, we are reporting on the value of the consideration for the allotment to eligible shareholders of Drug Royalty Corporation Inc. ("DRC") of a maximum of 4,183,672 ordinary shares in the capital of CAT (the "Ordinary Shares") having a nominal value of 10p each and a maximum aggregate nominal value of £418,367. The Ordinary Shares are required to be issued pursuant to, and subject to, the terms and conditions of the offer to purchase all the outstanding common shares of DRC (the "Offer") by CAT through its wholly-owned subsidiary 3982904 Canada Inc. ("Bidco"). No premium is payable on the Ordinary Shares. The number of Ordinary Shares to be issued and the aggregate nominal value of such shares depends upon the number of acceptances under the Offer.

The consideration for the allotment of the Ordinary Shares will be the issue to CAT of one fully paid common share in Bidco for every one common share in DRC acquired by Bidco under the Offer (collectively the "Consideration Shares"). The nominal value of the Ordinary Shares is to be treated as fully paid up by the consideration.

Basis of opinion

The consideration was valued by us on 8 March 2002. We determined the value of the Consideration Shares by reference to the closing price of the DRC common shares on The Toronto Stock Exchange on 16 January 2002. We took into account (i) the effect of any events subsequent to 16 January 2002 on the price of the DRC common shares, (ii) the CAT Share Exchange Ratio set out in the Offer and (iii) any cash payable to DRC shareholders under the Offer. We have translated Canadian Dollars to Pound Sterling using an exchange rate of £1:Can$2.26.

Opinion

In our opinion, the method of valuation of the Consideration Shares is reasonable in all the circumstances. There appears to have been no material change in the value of (any part of) the consideration since the valuation was made.

On the basis of the valuation, in our opinion the value of the consideration to be received by CAT which is properly attributable to the allotment of the Ordinary Shares will be not less than the aggregate nominal value of the Ordinary Shares allotted under the Offer.

Yours faithfully,

W H PAYNE & CO

SANDRINGHAM HOUSE
199 SOUTHWARK BRIDGE RD
LONDON SE1 OHA
TELEPHONE: 020 7940 0500
FACSIMILE: 020 79 40 0501
Http://www.whpayne.co.uk